Exhibit 99.2

HUDBAY MINERALS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF HUDBAY

NOTICE IS HEREBY GIVEN that a special meeting (the “Hudbay Meeting”) of the holders (the “Hudbay Shareholders”) of common shares (the “Hudbay Shares”) of Hudbay Minerals Inc. (“Hudbay”) will be held in a virtual-only format, which will be conducted via live webcast available online, at https://web.lumiagm.com/265891707 on June 13, 2023 at 10:30 a.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof, for the following purposes:

1.

to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Hudbay Resolution”), the full text of which is set forth in Appendix A to the accompanying joint management information circular (the “Circular”) of Hudbay and Copper Mountain Mining Corporation (“CMMC”) dated May 15, 2023, approving the issuance by Hudbay of such number of Hudbay Shares as may be required to be issued pursuant to or in connection with the plan of arrangement under Part 9, Division 5 of the Business Corporations Act (British Columbia) among CMMC and Hudbay (the “Arrangement”), in accordance with the terms of the arrangement agreement dated April 13, 2023 between Hudbay and CMMC (as amended, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), as more particularly described in the Circular; and

2.	to transact such other business, including amendments to the foregoing, as may properly be brought before the Hudbay Meeting and any adjournment or postponement thereof.

The board of directors of Hudbay (the “Hudbay Board”) unanimously recommends that Hudbay Shareholders vote FOR the Hudbay Resolution. It is a condition to the completion of the Arrangement that the Hudbay Resolution be approved at the Hudbay Meeting. If the Hudbay Resolution is not approved by the Hudbay Shareholders the Arrangement cannot be completed.

Each Hudbay Share entitled to be voted in respect of the Hudbay Resolution will entitle the holder to one vote at the Hudbay Meeting. The Hudbay Resolution must be approved by at least a simple majority of the votes cast by Hudbay Shareholders present virtually or represented by proxy and entitled to vote at the Hudbay Meeting.

The Arrangement Agreement has been filed under Hudbay’s and CMMC’s respective issuer profiles on SEDAR at www.sedar.com and under Hudbay’s issuer profile on EDGAR at www.sec.gov. This Notice of Special Meeting of Shareholders of Hudbay is accompanied by the Circular which contains additional information relating to matters to be dealt with at the Hudbay Meeting.

The Hudbay Board has set the close of business (Toronto time) on April 28, 2023 as the record date (the “Hudbay Record Date”) for determining the Hudbay Shareholders who are entitled to receive notice of and vote at the Hudbay Meeting. Only persons shown on the register of Hudbay Shareholders at the close of business (Toronto time) on the Hudbay Record Date, or their duly appointed proxyholders, will be entitled to receive notice of the Hudbay Meeting and vote on the Hudbay Resolution.

Important Notice Regarding the Virtual Meeting

Hudbay will be conducting a virtual-only Hudbay Meeting via live webcast at https://web.lumiagm.com/265891707. Hudbay Shareholders will not be able to attend the Hudbay Meeting in person. At the Hudbay Meeting, Registered Hudbay Shareholders (“Registered Hudbay Shareholders”) and their duly appointed proxyholders will be able to participate, ask questions and vote in “real time” through an online portal at https://web.lumiagm.com/265891707. All Hudbay Shareholders who wish to attend the Hudbay Meeting must carefully follow the procedures set out in the Circular in order to vote and ask questions through the live webcast. Non-registered beneficial Hudbay Shareholders (“Non-Registered Hudbay Shareholders”), unless you appoint yourself as a proxyholder and register with TSX Trust by e-mailing tsxtrustproxyvoting@tmx.com the “Request for control number”

form, which can be found at https://tsxtrust.com/resource/en/75, will be able to listen to the live webcast of the Hudbay Meeting, but will not be able to ask questions or vote during the Hudbay Meeting. Hudbay believes that a virtual meeting gives all Hudbay Shareholders an equal opportunity to participate regardless of their geographic location or the particular constraints and circumstances that they face. Hudbay Shareholders are strongly encouraged to submit their completed form of proxy (in the case of Registered Hudbay Shareholders) or voting instruction form (in the case of Non-Registered Hudbay Shareholders), or alternatively, to vote over the Internet or by other means, in each case, well in advance of the Hudbay Meeting and in accordance with the enclosed instructions so that as many Hudbay Shares as possible are represented at the Hudbay Meeting.

As a Hudbay Shareholder, it is important that you read this Notice of Special Meeting of Shareholders of Hudbay and accompanying Circular carefully and then vote your Hudbay Shares. Proxies to be used or acted upon at the Hudbay Meeting must be completed and deposited with Hudbay’s transfer agent, TSX Trust Company (“TSX Trust”), in accordance with the instructions thereon. To be effective, a duly completed proxy must be received by TSX Trust by 10:30 a.m. (Toronto time) on June 9, 2023 (or by 10:30 a.m. (Toronto time) on the day other than a Saturday, Sunday or statutory or civic holiday which is at least 48 hours prior to any adjourned or postponed Hudbay Meeting). Hudbay Shareholders may vote online, by telephone or by mail following the instructions found in the enclosed form of proxy or voting instruction form. Late proxies may be accepted or rejected by the chair of the Hudbay Meeting in his or her discretion. The time limit for the deposit of proxies may be waived or extended by the chair of the Hudbay Meeting, at the chair’s discretion, with or without notice. The chair is under no obligation to accept or reject any particular late proxy. Non-Registered Hudbay Shareholders holding Hudbay Shares through an Intermediary may have an earlier deadline by which the intermediary or broker must receive voting instructions. Non-Registered Hudbay Shareholders that hold Hudbay Shares through an intermediary or broker and receive these materials through such intermediary or broker should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by such intermediary or broker.

Hudbay Shareholders that have any questions or need additional information regarding the voting of their Hudbay Shares should consult their financial, legal, tax or other professional advisor.

If Hudbay Shareholders have any questions or need assistance voting, you can contact Kingsdale Advisors at 1-866-581-1571 (toll-free in North America) or 1-416-623-2514 (collect outside North America) or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your shares, please visit www.HudbayPOA.com.

Your vote is very important, regardless of the number of Hudbay Shares that you own. Whether or not you expect to attend the Hudbay Meeting, we encourage you to vote your form of proxy or voting instruction form, as applicable, as promptly as possible to ensure that your vote will be counted at the Hudbay Meeting.

THE HUDBAY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

HUDBAY SHAREHOLDERS VOTE FOR THE HUDBAY RESOLUTION

DATED at Toronto, Ontario, this 15th day of May, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF HUDBAY MINERALS INC.

(signed) “Stephen A. Lang”

Stephen A. Lang
Chair of the Hudbay Board